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                             GLOBECOMM SYSTEMS INC.
                                 45 OSER AVENUE
                            HAUPPAUGE, NEW YORK 11788
                                 (631) 231-9800

                                                                  May 15, 2003


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

     Re:   Globecomm Systems Inc.
           Form 8-K
           File No. 000-22839
           Accession No. 0000950136-03-001219
           ----------------------------------

Dear Sir/Madam:


     Globecomm Systems Inc. (the "Company") hereby submits this request for withdrawal of a duplicate copy of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on May 14, 2003 (File No. 000-22839, Accession No. 0000950136-03-001219), together with all exhibits and amendments thereto, effective as of the date hereof, or as early as practicable hereafter.

     The Company is requesting withdrawal of one copy of its Current Report on Form 8-K because a duplicate copy of such Current Report was filed with the Commission via EDGAR in error by Capital Printing Systems Inc., our EDGAR administrator.

     If you have any questions regarding this, please do not hesitate to contact Andrew Melfi at (631) 231-9800 of Globecomm Systems Inc.

                                      Very truly yours,

                                      Globecomm Systems Inc.

                                      By: /s/ Andrew C. Melfi
                                          -------------------------------
                                          Name:  Andrew C. Melfi
                                          Title: Vice President and
                                                 Chief Financial Officer
                                                 (Principal Financial and
                                                 Accounting Officer)